July 8, 2022

VIA EDGAR AND OVERNIGHT COURIER

Office of Finance
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya K. Aldave
Susan Block
Rolf Sundwall
Mark Brunhofer

Re:	Skyward Specialty Insurance Group, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
CIK No. 0001519449
Submitted June 8, 2022

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Skyward Specialty Insurance Group, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on June 8, 2022 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated June 23, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For reference purposes, the text of the Staff’s comments are reproduced in bold below, followed by the Company’s response to the comment. The numbered paragraphs below correspond to the numbered comments in the Comment Letter.

Additionally, the Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects revisions in response to the Comment Letter and certain other updates.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware will be the exclusive forum, page 40

1.	We note your response to our prior comment 16 and reissue in part. Your disclosure in this risk factor seems to indicate that the Court of Chancery of the State of Delaware exclusive forum provision applies to Securities Act claims, whereas your disclosure on page 151 under “Exclusive forum,” seems to indicate that the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint arising under the Securities Act. Please revise for consistency.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages 40 and 41 of Amendment No. 2.

Reinsurance, page 72

2.	We note your response to our prior comment 10 and your revised disclosure. Please also disclose if there any aggregate limits to the reinsurance coverage for each of your listed lines of business in the table on page 72.

Company Response: In response to the Staff’s comment, the Company respectfully submits that for most lines it does not have reinsurance cover that restricts the potential for loss recoveries from reinsurance related to the accumulation of loss. In the case of property lines, the Company purchases catastrophe cover that limits the accumulation of losses to $10.0 million as noted in the referenced disclosure. In instances where a loss ratio cap or an aggregate level of loss cover is in place, specifically Excess Casualty, Professional Lines, Surety and Workers' Compensation and, as noted above, property catastrophes, the Company purchases to a modeled loss in excess of a 1:250-year probable maximum loss event. The Company has revised its disclosures on pages 72 and 104 of Amendment No. 2 to further discuss the Company’s aggregate reinsurance coverage.

Further, the Company submits that the reinsurance coverage in place is a complex structure with different types of coverages (quota share, excess of loss and facultative) that, when presented together, would be difficult to disclose in a readable manner that is understandable and useful for an investor. The Company believes that the disclosure, as presented, is consistent with industry practice and provides investors with sufficient information with respect to the Company’s risks.

Business

Reserves, page 106

3.	We acknowledge your response to prior comment 11. Please address the following regarding the table on page 107:

•	Revise the Prior and 2020 Accident Year rows in either the 2021 Calendar Year or 2020 to 2021 Development columns to accurately depict development. In this regard, based on the amounts in the 2021 Calendar Year column, it appears that 2020 to 2021 Development for the Prior accident year would be an unfavorable $27,980,000 instead of $30,980,000 and the 2020 accident year would have unfavorable development of $1,300,000 not favorable development of $1,700,000.

•	Assuming the $30,980,000 of unfavorable prior accident development in 2020 to 2021 is correct, confirm our understanding that $28,000,000 of this development relates to the LPT and the remaining $2,980,000 of this development relates to non-LPT it is a mere coincidence that non-LPT development across accident years offsets to zero.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on page 107 of Amendment No. 2 to reflect that 2020 to 2021 Development for the Prior accident year had an unfavorable development of $27,980,000 and the 2020 accident year had an unfavorable development of $1,300,000.

Notes to Consolidated Financial Statements

6. Fair Value Measurements, page F-27

4.	Your disclosure in the second paragraph of this footnote can be read to imply reliance on your investment managers or pricing vendors. Please revise your filing to provide the names and consents of these experts or revise your disclosure to clarify your responsibility for the valuation of your investments and how you used these experts. See Question 141.02 of the Compliance and Disclosure Interpretations for Securities Act Sections.

Company Response: The Company respectfully acknowledges the Staff’s comment and has revised its disclosures on pages F-27 and F-71 of Amendment No. 2 to clarify that the Company is responsible for the valuation of its investments and that it does not rely upon its investment managers or pricing managers.

[Remainder of page intentionally blank. Signature page follows.]

Should the Staff have additional questions or comments regarding this submission, please do not hesitate to contact the undersigned at (858) 677-1471 or patrick.omalley@us.dlapiper.com.

Sincerely,

DLA PIPER LLP (US)

/s/ Patrick J. O’Malley

Patrick J. O’Malley

Enclosures:

cc:	Andrew Robinson, Chief Executive Officer
Mark Haushill, EVP and Chief Financial Officer
Leslie Shaunty, General Counsel
Skyward Specialty Insurance Group, Inc.

Patrick J. O’Malley
DLA Piper LLP (US)

Erika L. Weinberg
Latham & Watkins LLP